

Mail Stop 3628

March 25, 2010

<u>Via Facsimile (212.521.5450) and U.S. Mail</u>

Uri Doron, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022

> **Re: Sauer-Danfoss Inc.**
> **Schedule TO-T filed on March 10, 2010**
> **Filed by Danfoss Acquisition, Inc. and Danfoss A/S**
> **File No. 005-55771**
>
> **Schedule 13E-3 filed on March 10, 2010**
> **Filed by Danfoss Acquisition, Inc. and Danfoss A/S**
> **File No. 005-55771**

Dear Mr. Doron:

    We have reviewed the above filings and have the following comments. Where indicated, we think the filing persons should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask the filing persons to provide us with information so we may better understand the disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter. All defined terms used here have the same meaning as in the Offer to Purchase.

Joint Schedule TO-T and Schedule 13E-3

Offer to Purchase

Will the offer be followed by a merger if all the shares are not tendered…? page 3

1.   We note the discussion in the second paragraph of this section regarding future open
        market purchases and privately negotiated transactions. Note that privately-negotiated or
        open-market purchases undertaken with the intent and the effect of facilitating a going-
        private transaction because they are intended to help you reach the 90% minimum
        threshold to be able to accomplish a short-form merger may be subject to Rule 13e-3 as
        steps in a series of transactions with a going-private effect. Please confirm your
        understanding.

Our Position Regarding Fairness of the Transaction, page 22

2.   Please revise the first sentence of the second paragraph of this section as well as the
        sentence in the section entitled "What is your position as to fairness of the transaction?"
        on page 2 to conform to the requirements of Item 14 of Regulation M-A. Item 14
        requires that the bidders state whether they reasonably believe that the *Rule 13e-3
        transaction,* as defined in Exchange Act Rule 13e-3(a) and as opposed to the reference to
        "Offer Price" on page 22, is fair or unfair to unaffiliated security holders, as opposed to
        the reference to "the Company's stockholders not affiliated with us" on page 2.

3.   All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of
        Regulation M-A are generally relevant to the fairness determination and should be
        discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act
        Release No. 34-17719 (April 13, 1981). The discussion in this section does not appear to
        address the factors described in clause (iv) of Instruction 2 to Item 1014 and Item 1014(d)
        and (e). If the filing persons did not consider one or more of these factors, state that and
        explain in detail why the factor(s) were not deemed material or relevant. If the
        procedural safeguards in Item 1014(d) and (e) were not considered, please expand your
        disclosure to include a statement of the basis for the belief as to fairness despite the
        absence of these safeguards.

Summary of Ladenburg Premium Analysis, page 27

4.   We note the discussion of fees paid to Ladenburg in the last paragraph of this section.
        We refer you to the disclosure on page 13 regarding services provided by Ladenburg to
        Parent beginning in April 2009. Please provide the compensation disclosure required by
        Item 1015(b)(4) as to these services.

Dissenters' Appraisal Rights; Rule 13e-3, page 32

5.   It is your responsibility to summarize accurately. Please revise the first paragraph on page 33 indicating that the discussion regarding dissenters' rights is not complete and is qualified in its entirety by reference to the full text of the applicable statutes. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions of the applicable statutes. You can direct investors to read the entire Schedule C for a more complete discussion.

Terms of the Offer, page 37

6.   Disclosure in the third paragraph of page 38 indicates that "[a]ny termination, extension, delay, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof." Please revise the reference to "promptly as practicable" to conform to the requirements of Exchange Act Rule 14d-3(b)(1) and 14d-4(d)(1).

Financial Information, page 46

7.   It appears that the filing persons have elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and have disclosed summarized financial information required by Item 1010(c). Please revise this section to provide the balance sheet information required by Item 1010(c)(1) and the information required by (c)(4) and (c)(5) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please also advise us how the filing persons intend to comply with Exchange Act Rule 13e-3(d)(2) and 13e-3(f)(1)(iii).

Conditions of the Offer, page 49

8.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the conditions in clauses (B)(i), (iii) and (iv) to include an objective standard, such as a standard of reasonableness, against which the filing persons' discretion may be judged.

9.   We note the representation that the Purchaser may assert the conditions in its sole discretion regardless of the circumstances, including any inaction or omission by any member of the Danfoss Group. Please revise to remove the statement that the offer conditions may be triggered through action or inaction by the filing persons or any other member of the Danfoss Group.

10.   The filing persons state in the first paragraph of this section that they are not required to pay for any Shares tendered in the Offer and may terminate the Offer if any of the conditions described on page 50 exist. As bidders, the filing persons have the right to waive any listed Offer condition. However, if a condition is triggered, the bidders may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the Offer, the bidders may be required to extend the Offer and recirculate new disclosure to shareholders. Please confirm the filing persons' understanding on both points in your response letter.

11.   We note the language in the last paragraph of this section, to the effect that "[o]ur failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time prior to the expiration of the Offer…" If an event triggers a listed Offer condition, and the bidders determine to proceed with the Offer anyway, they have waived the Offer condition. See our comment above with respect to the possible need to extend the Offer and disseminate additional Offer materials. When an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding in your response letter.

Miscellaneous, page 54

12.   The disclosure here states that the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. As you are aware, Exchange Act Rule 14d-10(a)(1) requires that all holders be permitted to participate in the Offer. This includes holders located in jurisdictions outside the United States. While Rule 14d-10(b)(2) permits you to exclude holders in a U.S. state where the bidders are prohibited from making the Offer, the exception is limited. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please revise or advise in your response letter as to your authority for excluding holders not encompassed within Rule 14d-10(b)(2).

Schedule E

13.   Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. While we acknowledge the statement in the last sentence

of the section entitled "Cautionary Note Regarding Forward-Looking Statements" located at the forefront of the Offer to Purchase, such statement appears to be limited to filings by Sauer-Danfoss and does not appear to cover the disclaimer in Schedule E. Please revise accordingly.

14.   We note the second to last sentence stating the Company "expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements to reflect future events or circumstances." Such statement is inconsistent with the bidders' obligations to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. See Rule 13e-3(d)(2) and 13e-3(f)(1)(iii). Please amend Schedule E accordingly and refrain from including such language in future press releases and filings relating to this going private transaction.

*   *   *   *

Please amend the filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with the amended filings that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the filings.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions